UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Genesis Energy, L.P.
(Name of Issuer)

Common Units – Class A representing limited partnership interests
(Title of Class of Securities)

371927104
(CUSIP Number)

Steve Putman
Quintana Capital Group, L.P.
601 Jefferson Street, Suite 3600
Houston, Texas 77002
(713) 751-7527
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 371927104	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Q GEI Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,2701
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER See line #7 above
	10	SHARED DISPOSITIVE POWER See line #8 above
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See line #7 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1 percent2
14	TYPE OF REPORTING PERSON OO

1 Includes Common Units – Class A issuable upon conversion of Common Units – Class B.

2 Based upon 71,946,381 Common Units – Class A outstanding (including (a) 64,575,065 Common Units – Class A outstanding as of May 9, 2011 per the issuer’s Form 10-Q as filed with the SEC on May 10, 2011, (b) 21,316 Common Units – Class B owned by Q GEI, which are convertible into Common Units – Class A, and (c) 7,350,000 Common Units – Class A issued in an offering by the Issuer pursuant to a prospectus supplement filed with the SEC on July 18, 2011).

CUSIP No. 371927104	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Quintana Energy Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,421,9273
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER See line #7 above
	10	SHARED DISPOSITIVE POWER See line #8 above
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See line #7 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4 percent4
14	TYPE OF REPORTING PERSON PN

3 Includes Common Units – Class A issuable upon conversion of Common Units – Class B, but does not include Common Units – Class A issuable upon conversion of Waiver Units.

4 Based upon 71,932,599 Common Units – Class A outstanding (including (a) 64,575,065 Common Units – Class A outstanding as of May 9, 2011 per the issuer’s Form 10-Q as filed with the SEC on May 10, 2011, (b) 7,534 Common Units – Class B owned by QEP II, which are convertible into Common Units – Class A, and (c) 7,350,000 Common Units – Class A issued in an offering by the Issuer pursuant to a prospectus supplement filed with the SEC on July 18, 2011).

CUSIP No. 371927104	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) QEP II Genesis TE Holdco, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 243,5285
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER See line #7 above
	10	SHARED DISPOSITIVE POWER See line #8 above
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See line #7 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3 percent6
14	TYPE OF REPORTING PERSON PN

5 Includes Common Units – Class A issuable upon conversion of Common Units – Class B, but does not include Common Units – Class A issuable upon conversion of Waiver Units.

6 Based upon 71,925,950 Common Units – Class A outstanding (including (a) 64,575,065 Common Units – Class A outstanding as of May 9, 2011 per the issuer’s Form 10-Q as filed with the SEC on May 10, 2011, (b) 885 Common Units – Class B owned by QEP Genesis, which are convertible into Common Units – Class A, and (c) 7,350,000 Common Units – Class A issued in an offering by the Issuer pursuant to a prospectus supplement filed with the SEC on July 18, 2011).

CUSIP No. 371927104	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) QEP Management Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,665,4557
	9	SOLE DISPOSITIVE POWER See line #7 above
	10	SHARED DISPOSITIVE POWER See line #8 above
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See line #8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7 percent8
14	TYPE OF REPORTING PERSON PN

7 Solely in its capacity as a provider of management services (including voting and dispositive power over the units) to QEP II and QEP Genesis. Includes Common Units – Class A issuable upon conversion of Common Units – Class B, but does not include Common Units – Class A issuable upon conversion of Waiver Units.

8 Based upon 71,933,484 Common Units – Class A outstanding (including (a) 64,575,065 Common Units – Class A outstanding as of May 9, 2011 per the issuer’s Form 10-Q as filed with the SEC on May 10, 2011, (b) 8,419 Common Units – Class B owned by QEP II and QEP Genesis, which are convertible into Common Units – Class A, and (c) 7,350,000 Common Units – Class A issued in an offering by the Issuer pursuant to a prospectus supplement filed with the SEC on July 18, 2011).

CUSIP No. 371927104	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) QEP Management Co. GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,665,4559
	9	SOLE DISPOSITIVE POWER See line #7 above
	10	SHARED DISPOSITIVE POWER See line #8 above
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See line #8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7 percent10
14	TYPE OF REPORTING PERSON OO

9 Solely in its capacity as the general partner of QEP Management Co., L.P.  Includes Common Units – Class A issuable upon conversion of Common Units – Class B, but does not include Common Units – Class A issuable upon conversion of Waiver Units.

10 Based upon 71,933,484 Common Units – Class A outstanding (including (a) 64,575,065 Common Units – Class A outstanding as of May 9, 2011 per the issuer’s Form 10-Q as filed with the SEC on May 10, 2011, (b) 8,419 Common Units – Class B owned by QEP II and QEP Genesis, which are convertible into Common Units – Class A, and (c) 7,350,000 Common Units – Class A issued in an offering by the Issuer pursuant to a prospectus supplement filed with the SEC on July 18, 2011).

CUSIP No. 371927104	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Quintana Capital Group II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,665,45511
	9	SOLE DISPOSITIVE POWER See line #7 above
	10	SHARED DISPOSITIVE POWER See line #8 above
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See line #8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7 percent12
14	TYPE OF REPORTING PERSON PN

11 Solely in its capacity as the general partner of QEP II and QEP Genesis.  Includes Common Units – Class A issuable upon conversion of Common Units – Class B, but does not include Common Units – Class A issuable upon conversion of Waiver Units.

12 Based upon 71,933,484 Common Units – Class A outstanding (including (a) 64,575,065 Common Units – Class A outstanding as of May 9, 2011 per the issuer’s Form 10-Q as filed with the SEC on May 10, 2011, (b) 8,419 Common Units – Class B owned by QEP II and QEP Genesis, which are convertible into Common Units – Class A, and (c) 7,350,000 Common Units – Class A issued in an offering by the Issuer pursuant to a prospectus supplement filed with the SEC on July 18, 2011).

CUSIP No. 371927104	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Quintana Capital Group GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,667,07313
	9	SOLE DISPOSITIVE POWER See line #7 above
	10	SHARED DISPOSITIVE POWER See line #8 above
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See line #8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7 percent14
14	TYPE OF REPORTING PERSON OO

13 In its capacity as the general partner of QCG II and in its own capacity.  Includes Common Units – Class A issuable upon conversion of Common Units – Class B, but does not include Common Units – Class A issuable upon conversion of Waiver Units.

14 Based upon 71,933,484 Common Units – Class A outstanding (including (a) 64,575,065 Common Units – Class A outstanding as of May 9, 2011 per the issuer’s Form 10-Q as filed with the SEC on May 10, 2011, (b) 8,419 Common Units – Class B owned by QEP II and QEP Genesis, which are convertible into Common Units – Class A, and (c) 7,350,000 Common Units – Class A issued in an offering by the Issuer pursuant to a prospectus supplement filed with the SEC on July 18, 2011).

CUSIP No. 371927104	Page 9 of 11 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 amends the Schedule 13D filed on January 7, 2011 (the “Original Filing”) by Q GEI Holdings, LLC (“Q GEI”), Quintana Energy Partners II, L.P. (“QEP II”), QEP II Genesis TE Holdco, LP (“QEP Genesis”), QEP Management Co., L.P. (“Management Co”), QEP Management Co. GP, LLC (“Management Co GP”), Quintana Capital Group II, L.P. (“QCG II”) and Quintana Capital Group GP, Ltd. (“QCG GP”) relating to the Common Units – Class A representing limited partner interests in the issuer (“Common Units – Class A” and, collectively with the Common Units – Class B representing limited partner interests in the issuer (“Common Units – Class B”), the “Common Units”), as amended by Amendment No. 1 to Schedule 13D filed on July 22, 2011 (“Amendment No. 1” and, together with the Original Filing, the “Prior Filing”).  Capitalized terms not defined in this Amendment No. 2 shall have the meanings ascribed to them in the Prior Filing.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Prior Filing is amended by adding after the final paragraph thereof the following paragraph:

On August 12, 2011, Q GEI made the following distributions to its members (which members include QEP II and QEP Genesis):  (i) a pro rata distribution to all of its members of 2,479,352 Waiver Units (constituting all such Waiver Units held by Q GEI); and (ii) a pro rata distribution to all of its members of 7,055,595 Common Units – Class A.  Collectively, the foregoing transactions are referred to as the “August 2011 Distributions.”  As a result of the August 2011 Distributions, Q GEI holds no Waiver Units, but continues to hold 6,954 Common Units – Class A and 21,316 Common Units – Class B.  The August 2011 Distributions were for the purpose of permitting the members of Q GEI to hold directly all of the Waiver Units and substantially all of the Common Units – Class A that had formerly been held through Q GEI.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)	The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

After giving effect to the August 2011 Distributions, Q GEI, QEP II and QEP Genesis are the beneficial owners of the following number of Common Units – Class A:  Q GEI is the beneficial owner of 28,270 Common Units – Class A it holds directly (less than 0.1% of outstanding Common Units – Class A), composed of (i) 6,954 Common Units – Class A, and (ii) 21,316 Common Units – Class A issuable upon conversion of an identical number of Common Units – Class B; QEP II is the beneficial owner of 2,421,927 Common Units – Class A it holds directly (approximately 3.4% of outstanding Common Units – Class A), including 7,534 Common Units – Class A issuable upon conversion of an identical number of Common Units – Class B; QEP Genesis is the beneficial owner of 243,528 Common Units – Class A it holds directly (approximately 0.3% of outstanding Common Units – Class A), including 885 Common Units – Class A issuable upon conversion of an identical number of Common Units – Class B.  Each of Q GEI, QEP II and QEP Genesis may be deemed to have sole voting and dispositive power over the Common Units – Class A held directly by them.

After giving effect to the August 2011 Distributions, and by the nature of their interests in QEP II and QEP Genesis, Management Co GP, Management Co and QCG II may be deemed to be the beneficial owners of 2,665,455 Common Units – Class A and QCG GP maybe deemed to be the beneficial owner of 2,667,073 Common Units – Class A (in either case, approximately 3.7% of outstanding Common Units – Class A), including 8,419 Common Units – Class A issuable upon conversion of an identical number of Common Units – Class B. Management Co GP, Management Co, QCG GP and QCG II may be deemed to have shared voting and dispositive power over the Common Units – Class A and Common Units – Class B beneficially held directly by QEP II and QEP Genesis.

The Reporting Persons may constitute a “group” for purposes of Rule 13d-5 under the Exchange Act with respect to their respective beneficial ownership of the shares of Common Units – Class A at the time of the applicable event requiring disclosure in this Schedule 13D. Pursuant to Rule 13d-5(b)(1) under the Exchange Act, if the Reporting Persons constitute such a group, the Reporting Persons would be deemed to have beneficial ownership of all equity securities of Genesis beneficially owned by any of such Reporting Persons. In such event, each Reporting Person would be deemed to beneficially own, by virtue of Rule 13d-5(b)(1), an aggregate of 2,695,343 Common Units – Class A (approximately 3.7% of the outstanding Common Units – Class A, calculated as described below.

CUSIP No. 371927104	Page 10 of 11 Pages

The aforementioned ownership percentages are based on 64,575,065 Common Units – Class A outstanding as of May 9, 2011 plus the number of Common Units – Class A issuable upon conversion of an identical number of Common Units – Class B attributable to such entity or entities plus the 7,350,000 Common Units – Class A issued by the Issuer pursuant to a prospectus supplement filed with the SEC on July 18, 2011. The ownership percentages and unit totals do not include any of the Common Units – Class A issuable upon conversion of Waiver Units.

(c)
Except (i) as set forth in the following sentence and (ii) as set forth above in this Amendment No. 2, none of the Reporting Persons has effected any transactions in Common Units since Amendment No. 1.  On August 4, 2011, QEP II distributed 178,223 Common Units – Class A to QCG II, its general partner on account of the latter’s carried and pro rata partnership interests in QEP II.  QCG II simultaneously distributed those units on a pro rata basis to its partners.  QCG GP, the general partner of QCG II, was one of those recipients and received 1,618 Class A Units in that distribution.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 371927104	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 16th day of August, 2011

Q GEI HOLDINGS, LLC		QUINTANA ENERGY PARTNERS II, L.P.

By:	/s/ Steve Putnam	By:	Quintana Capital Group II, L.P.,
	Steve Putman, Secretary		its general partner

		By:	Quintana Capital Group GP, Ltd.,
its general partner

		By:	/s/ Steve Putnam
Steve Putman, Managing Director

QEP II GENESIS TE HOLDCO, LP		QUINTANA CAPITAL GROUP II, L.P.

By:	Quintana Capital Group II, L.P.,	By:	Quintana Capital Group GP, Ltd.,
	its general partner		its general partner

By:	Quintana Capital Group GP, Ltd.,	By:	/s/ Steve Putnam
	its general partner		Steve Putman, Managing Director

By:	/s/ Steve Putnam
Steve Putman, Managing Director

QUINTANA CAPITAL GROUP GP, LTD.		QEP MANAGEMENT CO., L.P.

By:	/s/ Steve Putnam	By:	QEP Management Co. GP, LLC,
	Steve Putman, Managing Director		its general partner

		By:	/s/ Steve Putnam
Steve Putman, Authorized Person
QEP MANAGEMENT CO. GP, LLC

By:	/s/ Steve Putnam
Steve Putman, Authorized Person